UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NES RENTAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

640820106 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640820106	13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brant Point CBO 1999-1, Ltd. EIN No.: N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12.	TYPE OF REPORTING PERSON*

CO

Page 2 of 13 Pages

CUSIP No. 640820106	13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brant Point II CBO 2000-1 Ltd. EIN No.: N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12.	TYPE OF REPORTING PERSON*

CO

Page 3 of 13 Pages

CUSIP No. 640820106	13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Great Point CBO 1998-1 Ltd. EIN No.: N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12.	TYPE OF REPORTING PERSON*

CO

Page 4 of 13 Pages

CUSIP No. 640820106	13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Great Point CLO 1999-1 Ltd. EIN No.: N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12.	TYPE OF REPORTING PERSON*

CO

Page 5 of 13 Pages

CUSIP No. 640820106	13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty High Yield Partners II, L.P EIN No.: 04-3490549
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12.	TYPE OF REPORTING PERSON*

PN

Page 6 of 13 Pages

CUSIP No. 640820106	13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty High Yield Partners III, L.P. EIN No.: 04-3554845
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12.	TYPE OF REPORTING PERSON*

PN

Page 7 of 13 Pages

CUSIP No. 640820106	13G	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty Credit Opportunities, L.P. EIN No.: 51-0422167
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12.	TYPE OF REPORTING PERSON*

PN

Page 8 of 13 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is National Equipment Services Rental Holdings, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 8770 W. Bryn Mawr, 4th Floor, Chicago, IL 60631.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Brant Point CBO 1999-1, Ltd., a Cayman Islands limited liability company (“BP I”), Brant Point II CBO 2000-1 Ltd., a Cayman Islands limited liability company (“BP II”), Great Point CBO 1998-1 Ltd., a Cayman Islands limited liability company (“GP I”), Great Point CLO 1999-1 Ltd., a Cayman Islands limited liability company (“GP II”), Sankaty High Yield Partners II, L.P., a Delaware limited partnership (Sankaty II), Sankaty High Yield Partners III, L.P., a Delaware limited partnership (“Sankaty III”) and Sankaty Credit Opportunities, L.P., a Delaware limited partnership (“Sankaty Credit”).

Sankaty Advisors, LLC (“Sankaty Advisors”), a Delaware limited liability company, is the investment adviser to each of BP I, BP II, GP I, GP II, Sankaty II, Sankaty III and Sankaty Credit. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors. Sankaty High Yield Asset Investors II, LLC (“Sankaty HIYA II”), a Delaware limited liability company, is the general partner of Sankaty II. Sankaty Investors II, LLC (“Sankaty Investors II”), a Delaware limited liability company, is the managing member of Sankaty HIYA II. Sankaty High Yield Asset Investors III, LLC (“Sankaty HIYA III”), a Delaware limited liability company, is the general partner of Sankaty III. Sankaty Investors III, LLC (“Sankaty Investors III”), a Delaware limited liability company, is the member of Sankaty HIYA III. Sankaty Credit Opportunities Investors LLC (“Sankaty Credit Investors”), a Delaware limited liability company, is the general partner of Sankaty Credit. Sankaty Credit Member, LLC (“Sankaty Credit Member”) is the managing member of Sankaty Credit Investors. Mr. Jonathan S. Lavine is the managing member of each of Sankaty Investors II, Sankaty Investors III and Sankaty Credit Member.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2007, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of BP I, BP II, GP I and GP II is P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands. The principal business address of each of Sankaty II, Sankaty III and Sankaty Credit is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of BP I, BP II, GP I and GP II is organized under the laws of the Cayman Islands. Each of Sankaty II, Sankaty III and Sankaty Credit is organized under the laws of the State of Delaware. Mr. Jonathan S. Lavine is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 640820106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☒ If this statement is filed pursuant to §240.13d-1(c), check this box.

Page 9 of 13 Pages

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

		As of the close of business on December 31, 2006, BP I owned 0 shares of Common Stock of the Company. Sankaty Advisors is the investment adviser to BP I. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors.

		As of the close of business on December 31, 2006, BP II owned 0 shares of Common Stock of the Company. Sankaty Advisors is the investment adviser to BP II. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors.

		As of the close of business on December 31, 2006, GP I owned 0 shares of Common Stock of the Company. Sankaty Advisors is the investment adviser to GP I. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors.

		As of the close of business on December 31, 2006, GP II owned 0 shares of Common Stock of the Company. Sankaty Advisors is the investment adviser to GP II. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors.

		As of the close of business on December 31, 2006, Sankaty II owned 0 shares of Common Stock of the Company. Sankaty HIYA II is the general partner of Sankaty II. Sankaty Investors II is the managing member of Sankaty HIYA II. Sankaty Advisors is the investment adviser to Sankaty II. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors II and the manager of Sankaty Advisors.

		As of the close of business on December 31, 2006, Sankaty III owned 0 shares of Common Stock of the Company. Sankaty HIYA III is the general partner of Sankaty III. Sankaty Investors III is the managing member of Sankaty HIYA III. Sankaty Advisors is the investment adviser to Sankaty III. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors III and the manager of Sankaty Advisors.

		As of the close of business on December 31, 2006, Sankaty Credit owned 0 shares of Common Stock of the Company. Sankaty Credit Investors is the general partner of Sankaty Credit. Sankaty Credit Member is the managing member of Sankaty Credit Investors. Sankaty Advisors is the investment adviser to Sankaty Credit. Mr. Jonathan S. Lavine is the managing member of Sankaty Credit Member and the manager of Sankaty Advisors.

		No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4	(b).	Percent of Class

		Together, as of the close of business on December 31, 2006, BP I, BP II, GP I, GP II, Sankaty II, Sankaty III and Sankaty Credit owned in the aggregate 0% of the Common Stock outstanding of the Company.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			BP I	0

			BP II	0

			GP I	0

			GP II	0

			Sankaty II	0

			Sankaty III	0

			Sankaty Credit	0

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of:

			BP I	0

			BP II	0

			GP I	0

			GP II	0

			Sankaty II	0

			Sankaty III	0

			Sankaty Credit	0

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group

	Not Applicable.

Item 9.	Notice of Dissolution of Group

	Not Applicable.

Item 10.	Certification

	In as much as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 13 Pages

Dated: February 14, 2007

SANKATY ADVISORS, LLC

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Manager

SANKATY HIGH YIELD PARTNERS II, L.P.

By:	Sankaty High Yield Asset Investors II, LLC, its general partner
By:	Sankaty Investors II, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS III, L.P.

By:	Sankaty High Yield Asset Investors III, LLC, its general partner
By:	Sankaty Investors III, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY CREDIT OPPORTUNITIES, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

Page 11 of 13 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and
(2)	Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2007

SANKATY HIGH YIELD ASSET PARTNERS, L.P. By: Sankaty High Yield Asset Investors, LLC, its general partner By: Sankaty Investors, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine Title: Managing Member

SANKATY HIGH YIELD PARTNERS II, L.P. By: Sankaty High Yield Asset Investors II, LLC, its general partner By: Sankaty Investors II, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine Title: Managing Member

SANKATY HIGH YIELD PARTNERS III, L.P. By: Sankaty High Yield Asset Investors III, LLC, its general partner By: Sankaty Investors III, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine Title: Managing Member

Page 12 of 13 Pages

SANKATY CREDIT OPPORTUNITIES, L.P. By: Sankaty Credit Opportunities Investors, LLC, its general partner By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine Title: Managing Member

PROSPECT HARBOR CREDIT PARTNERS, L.P. By: Prospect Harbor Investors, LLC, its general partner By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine Title: Managing Member

Page 13 of 13 Pages